May 19, 2003


03022159

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel and JFE Steel to form joint venture to produce welding materials "

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Kobe Steel, Ltd.
JFE Holdings, Inc.
JFE Steel Corporation

## Kobe Steel and JFE Steel to form joint venture to produce welding materials

TOKYO (May 19, 2003) – Kobe Steel, Ltd. and JFE Steel Corporation agreed today to shift production of welding wires to a new joint venture they will establish. The company is anticipated to be formed on October 1, 2003.

This decision arose out of an alliance created in May 2002 between the two companies to improve their welding businesses. Under the alliance, Kobe Steel (hereinafter called Kobe) and JFE Steel (hereinafter called JFE) said areas for consideration would include research and development of welding materials, which are called consumables in the industry; production; and procurement.

### Details of the agreement

Kobe and JFE will establish a joint venture company to produce solid welding wires. Production of solid welding wires currently undertaken at Kobe's Fukuchiyama Plant in Kyoto Prefecture and at JFE's West Japan Works in Kurashiki, Okayama Prefecture will be transferred to the new joint venture for consignment production. Both Kobe and JFE will continue to market the welding wires themselves.

### Profile of the joint venture

| | |
|---|---|
| Name: | KOBE· JFE Welding Co., Ltd. |
| Establishment: | Anticipated to be established on October 1, 2003 |
| Head office: | Fukuchiyama, Kyoto Prefecture (current Kobe Steel Fukuchiyama Plant) |
| Capital: | About 300 to 500 million yen (Majority share to be held by Kobe Steel) |
| Product: | Solid welding wires |
| Annual sales: | 6 billion yen |
| Employees: | Approximately 175 |

### Advantages

Kobe and JFE anticipate production costs will decrease as manufacturing consolidation is expected to improve operating rates.

Material procurement costs and distribution costs are also anticipated to go down due to the expanded scale of operation.

### Background

For many years, Kobe has supplied welding consumables for steel pipe and plate to the former NKK Corporation. The two companies also actively pursued joint research and development on welding consumables. After the former NKK and the former Kawasaki Steel Corporation decided to create JFE, Kobe and the former Kawasaki Steel decided to

explore cooperative relationships covering broad areas of their welding businesses. In July 2002, the two companies reached agreement to conduct joint research and development on welding consumables for steel plate and steel pipe. Kobe and JFE further decided they would benefit from lower costs by combining production for common products, material procurement, and distribution. This led to agreement on establishing a production joint venture for solid welding wires.

## Profile of Kobe Steel's Welding Business

| | |
|---|---|
| Sales: | 38 billion yen (fiscal 2002) |
| Products: | Covered welding wires, MAG and MIG solid welding wires, flux-cored welding wires, submerged arc welding wires and fluxes, welding robots and systems |
| Facilities: | Ibaraki Plant (Osaka), Saijo Plant (Hiroshima), Fukuchiyama Plant (Kyoto), Fujisawa Industrial Operations (Kanagawa) |
| Employees: | 641 (fiscal 2002) |
| Overseas locations: | Thailand, Singapore, Malaysia, Indonesia, United States, South Korea, Netherlands, China |
| Business scope: | Integrated system covering R&D, production and marketing |

## Profile of JFE Steel's Welding Business

| | |
|---|---|
| Sales: | 4.4 billion yen (fiscal 2002) |
| Products: | Covered welding wires, MAG & MIG solid welding wires, flux-cored wires, submerged arc welding wires and fluxes |
| Facilities: | East Japan Works (Chiba), West Japan Works (Kurashiki) |
| Employees: | 99 (fiscal 2002) |
| Business scope: | R&D and production by JFE Steel. Marketing by JFE Welding Rod Co., Ltd. |

## Media Contacts:


Gary I. Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp
Web site http://www.kobelco.co.jp/index_e_wi.htm

JFE Steel Corporation
Public Relations Sec.

Tel +81 (0)3 3597-3166
Fax +81 (0)3 3597-4911